SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                                     UNDER
                      SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                        INTERACTIVE INTELLIGENCE, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                     N/A*
                     (Cusip Number of Class of Securities)

                               MICHAEL J. TAVLIN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        INTERACTIVE INTELLIGENCE, INC.
                          8909 PURDUE ROAD, SUITE 300
                          INDIANAPOLIS, INDIANA 46268
                                (317) 872-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   COPY TO:

                           James A. Aschleman, Esq.
                               Baker & Daniels
                     300 North Meridian Street, Suite 2700
                          Indianapolis, Indiana 46204
                                (317)237-0300

                           CALCULATION OF FILING FEE
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     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
         To be provided                               To be provided
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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ] third party tender offer subject to Rule 14d-1. [X ] issuer tender offer subject to Rule 13e-4.
          [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.

     Attached below please find the portion of a press release issued on April 19, 2001 by Interactive Intelligence, Inc. that is relevant to Interactive Intelligence's announcement of its Offer to Exchange Stock Options for employees of Interactive Intelligence.

COMPANY ALSO ANNOUNCES VOLUNTARY STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES.

INDIANAPOLIS, Indiana -- April 19, 2001 -

The company also announced today that its Board of Directors has approved a voluntary stock option exchange program for its employees. Interactive Intelligence employees will have the opportunity, if they so choose, to cancel previously granted options under the Company's 1999 Stock Option and Incentive Plan in exchange for an equal number of new options to be granted on a specified future date. The exercise or strike price of these new options will be set at the fair market value of the Company's common stock as of the new grant date, which is expected to occur late this year.

"We believe that our company's opportunities for growth are excellent and that employee retention and motivation is a cornerstone to building long-term shareholder value," said Dr. Brown. "I believe that this program is an important indication of our commitment to our future success."

The exchange program has been organized to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and, accordingly, there will be no variable compensation charges as a result of this voluntary stock option exchange program.